UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On July 13, 2017, Compugen Ltd. (the "Company") held its 2017 Annual General Meeting of Shareholders (the "Meeting"). Due to increased shareholder interest as a result of an individual private shareholder proposal on the Meeting agenda, the Company is publishing the detailed results of the shareholder vote at the Meeting.

Item 8, an individual private shareholder proposal, did not receive the requisite approval of the affirmative vote of a majority of the shares represented and voting on this proposal.  All Management proposals passed.

Set forth below are the detailed results of the voting:

51,131,534 shares were outstanding on the record date (June 5, 2017).

•	Proposal One, proposed by Management:

(a)	78% votes for (out of a total of 26,621,085 shares voted on this matter) 22% votes against

(b)	90.9% votes for (out of a total of 26,687,385 shares voted on this matter) 9.1% votes against

(c)	92% votes for (out of a total of 26,673,345 shares voted on this matter) 8% votes against

(d)	83.8% votes for (out of a total of 26,597,038 shares voted on this matter) 16.2% votes against

(e)	90.7% votes for (out of a total of 26,672,713 shares voted on this matter) 9.3% votes against

•	Proposal Two, proposed by Management:

86% votes for (out of a total of 26,600,193 shares voted on this matter)
14% votes against

•	Proposal Three, proposed by Management:

73.7% votes for (out of a total of 25,768,124 disinterested shares voted on this matter)
26.3% votes against

•	Proposal Four, proposed by Management:
73.1% votes for (out of a total of 26,796,807 shares voted on this matter)
26.9% votes against

•	Proposal Five, proposed by Management:

66.4% votes for (out of a total of 25,763,848 disinterested shares voted on this matter)
33.6% votes against

•	Proposal Six, proposed by Management:

(a)	65.6% votes for (out of a total of 26,757,300 shares voted on this matter) 34.4% votes against

(b)	65.6% votes for (out of a total of 26,758,017 shares voted on this matter) 34.4% votes against

•	Proposal Seven, proposed by Management:

95.6% votes for (out of a total of 26,843,718 shares voted on this matter)
4.4% votes against

•	Proposal Eight, proposed by an individual private shareholder:

(a)	17% votes for (out of a total of 26,497,733 shares voted on this matter) 83% votes against

(b)	16.8% votes for (out of a total of 26,497,833 shares voted on this matter) 83.2% votes against

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, File Nos.  333-198368 and 333-213007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 14, 2017	By:	/s/ Donna Gershowitz

Donna Gershowitz General Counsel